Filed by CarLotz, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: CarLotz, Inc.

Commission File No.: 001-38818

Date: August 10, 2022

CarLotz, Inc.

August 9, 2022

Lev Peker (00:09):

So we'll get started… So, first of all, today's earnings day. So before we kind of dive into a quick update just wanted to say thanks to everybody here. I know the last few months have been, you know, ups and downs, but I think, you know, as we think back on everything we've achieved, I think this team coming together and really changing the course of how this company was performing over the last three months or four months has been nothing short of amazing. And so like that has nothing to do with me coming in. Like, I think, you know, I told you all, when I met you the first time, like all the talent was already here.

Lev Peker (01:00):

You know, you guys have really stepped up and have done an amazing job. And so I wanted to say, thank you before we, we kind of dive into, into what we're gonna update you on. I think as we get into earnings, you know, we have been really excited about executing the plan that we shared with you all our, our three year plan that, that rolled out, I think in June and as we kind of looked at that plan and we looked at what were some of the items on that plan that, you know, we could speed up. What became clear is that from a technology and, and product perspective, we were really behind some of our competition. And so over the last few weeks, we've had an opportunity to, to talk to Shift. And what you'll see announced today is we've agreed to merge with Shift.

Lev Peker (01:54):

It's a merger of equals, so CarLotz shareholders will own 49% of the joint entity. I think what's really exciting about, about this is it allows us to continue executing our plan. But at the same time, it speeds up a lot of the things that we're planning to invest in. There's very little geographical overlap between the two companies. They don't have any retail presence and we do we have retail remarketing, and we actually share one of our customers with them. So we service them east of Texas and they service them west of Texas. So what we'll really be able to take advantage of is all the investments they've made into their technology over the last eight years. So Shift was founded primarily by a bunch of product guys from Google. And so they've made significant investments into, into their technology.

Lev Peker (02:51):

And so they have built out great consumer sourcing, 95% of their cars come from customers. They have, you know, a, a really clean, nice user experience. They're focusing now on mostly buy-it-now where a customer can go through complete checkout and never have to, you know, go to their locations, because they're not, they're not built for retail. So for us to be able to take advantage of all of that, which we, we would have to build it and we were on the path to build it. You know, it, it, it really makes a ton of sense. I think, as we think about the future and as we kind of think about like, what does this mean for, for all of us? I think we're, we're all in the same boat, you know, they're, they're announcing a CEO transition. So the CEO that they have today is stepping down and they'll have a new CEO.

Lev Peker (03:47):

So I think from, from that perspective, we don't have a lot of certainty right now on, on what that means for all of us. And so I think Ozan and I are in the same boat as everybody here. I think as we were thinking about, you know, how, how do we get motivated to, you know, to continue doing what we're doing? I think again, this team has done amazing things and if we all just focus on coming in every day and just doing our best we still have to, to continue operating our business. Like we we're, we're all still here and, and we're all still gonna be a team. And we have to get this to a close and a lot of things can happen between now and close which are unpredictable and outside of our control. And so we just have to focus on coming in and doing our best.

Lev Peker (04:39):

And then what we'll commit to is the same thing we've committed to before. We'll continue communicating as soon as we have information. We'll be very transparent in the whole process. We will make sure that everybody knows as much information as we can possibly tell you guys. And, and, and, you know, that's, that's really the best we can do, you know, we're, we try to operate this business with no silos and again, being as transparent as possible. So we'll, we'll, we'll maintain that commitment to, to each and every one of you. And so, you know, that that's the big news. I don't know if you wanna, if you wanna add something.

Ozan Kaya (05:25):

Yeah. I think just to echo some of what Lev said, I think, you know, obviously we both started roughly like three or four months ago, and, you know, I think from my perspective, there's been like a huge transformation since I think that was April 25th across a lot of different groups within the organization. Obviously, as you guys know we used to do lead management externally with Kayzor, we've been moving that internally. And you are learning a ton every single day. We actually literally do daily calls, if you guys don't know this, very early in the morning, they've moved to later, luckily, um so I can join on the west coast. And so we have it at Downers Grove, in Tampa and we're just continuing to iterate and that kind of iteration we didn't previously have. You know, we actually have a daily sales call now. So we're actually looking at every single sale that we have and why it made money or why didn't make money. And so that type of rigor across people and on the analytics team, the hubs operations, inventory I've just been so impressed with that. And that goes to accounting where we're like actually paying vendors online. And as Renee loves me now. There's just been a lot of operational rigor through a lot of different departments and everyone just had the mentality to continue to get better, which, you know, obviously we all wanna do in our job and just perform the best that we can. So a lot of that was a fundamental and kind of the interest that we got from Shift, because they run primarily just an online business and we're effectively kind of a brick and mortar business with some online presence. And so the excitement was that they are really good at online and we're really good at brick and mortar and that kind of omnichannel was really exciting to both of us. So I think, you know, just wanna, without all you guys doing this since Lev and I haven't done this before. Just wanna appreciate everyone's work through the last three months we've been doing this and I guess we're going forward. Obviously these things take three or four months to go through. There's a lot of information we don't have yet. Obviously we're gonna keep you guys updated as we learn a lot of this stuff. And we'll keep you guys updated kind of through that process. Obviously change is, can always be volatile. I think from my perspective, having gone through change in the past, it's generally actually really exciting. And so the future business of Shift and CarLotz combined and would be at the best opportunity to succeed and be a really predominant player for the vision that Carla's had nine years ago when it started, which was to provide the best to the consumer, both selling a car and buying a car. And I think that vision is just gonna manifest itself into this new organization. And so, you know, when Mike Bor started the company nine years ago, 10 years ago, like the vision was just gonna get accelerated and combined with the vision that George and his team had at Shift into one larger organization. So you'll see a lot of the stuff in the, in the press release. Jeff who's, the new CEO I think is his level I alluded to his background is an operations. He was the SVP of marketplaces at Walmart, which is like high rigor. As you can imagine. He also worked at PayPal. If you guys ever Venmo people, he was like very senior in product there. So he has a really good balance of operations in retail at the same time. And so, you know, as, as Lev alluded to, like, we don't know kind of where we fit in. Obviously we were super excited about the opportunity within the retail space for auto and it's a huge market and that'll figure itself out. But I think just taking a step back, thank you guys for all the work that you've done so far and we'll continue to update you as things progress. And you know, we're working on kind of retention compensation, will manifest next week because literally the last three weeks, this guy hasn't slept. But we'll communicate that stuff kind of as timely as possible, but just wanna say thanks to you. I mean, obviously change is just always hard and I think, but from my perspective, it's just really exciting. You think about it from that perspective and just appreciate everyone showing up in light of the information. So I think we're both really excited for best thing for both companies and kind of open it up for questions.

Lev Peker (09:45):

Yeah, there will not be, we will not be hosting an earnings call. Our press release references to Shift to Shift earnings, which is at five eastern. So they also have a presentation on their website and we obviously had input into their script, how they talk about us, and how they talk about their… sometime in and then next couple of weeks, we're also gonna arrange a joint call just so they can hear from both sides. Why, why this makes a lot of sense, both sides of people.

[ ]

Susan Lewis (10:47):

I was just saying that if you get any media or press inquiries. Anyone wanting comment about the transaction you can send them my way, Susan Lewis, or Leslie Griles.

Speaker 1 (11:00):

I, I don't think anybody on the phone can still hear,

Lev Peker (11:07):

If you get any press inquiries, please direct them to either myself or Susan or Leslie.

[ ]

Lev Peker (11:34):

Yeah, well just, just a quick so we are continuing to open Las Vegas. So one of the exciting things for them about us is our retail footprint. So, you know, they do today and they're shifting that strategy, Uh no pun intended to more buy-it-now, but today they do allow test drives at their locations, but their locations were never built to do retail. Their locations were meant as processing centers. They're in offbeat places like, you know, it's lower rent. Like they didn't build out to do retail. But I think what we both share a vision for kind of having the location serve more of a, of a service function and hooking the customer and not just having a one time customer come in and leave. And so we both share that same vision of eventually, the ability to get the customer to come back and service their car, which lowers the customer acquisition costs and creates a flywheel where you're not just selling cars and then the customer's gone for three, four years, but you know, you're seeing them all the time.

Lev Peker (12:45):

So, you know, the locations, you know, are, are gonna continue operating and, and, you know, I, I was always excited about the service aspect of the whole equation because service is really interesting and I come from auto parts background. So I'm very familiar with that whole space and the whole experience is broken, just like car buying. So kind of killing two birds with one stone was really interesting to me personally. So I think that vision is gonna live on and, and they're excited about the retail footprint and the ability to test into some of these concepts.

Lev Peker (13:30):

Yeah. Yeah. So again, if there is no more questions, I think just, just we have to, you know, I think the hardest part between now and, and, and close is gonna be like, we have to continue operating this business at a very high level. This, this opportunity to, to merge the two entities, it gives us the best chance of succeeding as a combined as a combined company. And it will make us a lot better at everything that we do, but on a day to day basis, we have to continue showing up and doing our best and, and continuing to perform at the level we've been performing. So I think from that perspective, you know, we're, we're gonna continue some priorities may change. Like we may forego some of the projects but you know, that, that that'll come in the next couple of weeks, but you know, every day we come in, we, we just have, we just have to do our best to, to continue to continue running this business.

New Speaker (14:37):

I think Brennan has a question.

Speaker 4 (14:40):

I, I think you just answered it Lev are the two companies gonna operate somewhat independently or are they like under separate names or are they gonna go under like the, you know, probably Shift name?

Lev Peker (14:52):

Yeah. The question is, are the two companies gonna operate as separate entities or are they gonna be operating under one name? So until close, we're all gonna operate separately. So they have their business to run. We have our business to run and there's gonna be no, no, no overlap between the two businesses. So that, that will continue through close after close. It'll probably be Shift that's the surviving entity or surviving name and will, will be operating under, under that name. What we'll have to consider is, you know, what does that mean in terms of changing signage at the hubs and, you know, like what, what does actually mean in terms of how, how we position our, our brand and our website and all the assets that we have. But we, we haven't, we haven't put pen to paper to really figure that out. And what we'll be doing is we'll be forming a joint group that will be comprised of, you know, executives on their end and executives on our end that will basically come up with that plan, like what that looks like, what makes the most sense. And then, you know, we'll, again, what, what I'll commit to you is that the moment we have more information, we will communicate it as much information as we can. So that, that will be something that we'll work through over the next four to six weeks.

Lev Peker (16:28):

Other questions. Yeah. It's so they expect the question is expected CLO close of this. So we expect it to be end of year, but it's possible that it goes longer to March, but right now the expectation is that it's gonna be the end of this year. So December 31st, roughly. Cool.

Lev Peker (17:00):

No, so, so the question is, will there be one central headquarters? So they are on a very distributed team. So they have engineering and product in LA. They have accounting in Philippines and North Carolina. They have, I mean, it's a very distributed team today. So I don't think there will be one centralized office. They have a corporate headquarters in San Francisco but based on our conversations, like there's no people that go there. So they're trying to get out of that lease and, and do something different. But they, they don't have like a centralized place where they do everything. So I, I expect that to continue. The reason they have product in tech and LA is because they bought Fair, which had a lot of engineers in LA.

[ ]

Lev Peker (18:32):

Other questions. No. All right. Well, if you guys have, have questions, please, please, please, you know, either, come see your manager, come see me, email me, call me. Same as those on like, you know, we're, we're, we're here. We'll, we'll tell you as much as we know which is as of today, not much. But again, you know, before, before, before everything, thank you guys for, for getting us to this point. I mean, these discussions were had last year and you know, the feeling on the other side was that like this company's gonna be out of business and we'll just get all the assets on fire sale. And the fact that, you know, we're getting 49% of the combined density is, is a Testament to all the work you guys have done over the last, you know, 5, 6, 7, 8 months. That, that, that, you know, we've, we've all been trying to, to, to change the trajectory of this business. So thank you for getting us to this point and now we have to get it to the next point…

***

Important Additional Information

In connection with the proposed transaction, Shift Technologies, Inc. (“Shift”) intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), that will include a joint proxy statement of Shift and CarLotz, Inc. (“CarLotz”), that also constitutes a prospectus of Shift. (the “joint proxy statement/prospectus”). Security holders of Shift and CarLotz are urged to carefully read the entire registration statement and joint proxy statement/prospectus and other relevant documents filed with the SEC when they become available, because they will contain important information. A definitive joint proxy statement/prospectus will be sent to Shift’s shareholders and to CarLotz’ shareholders. Security holders will be able to obtain the registration statement and the joint proxy statement/prospectus from the SEC’s website or from Shift or CarLotz as described in the paragraph below.

The documents filed by Shift with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Shift by requesting them by mail at 290 Division Street, Suite 400, San Francisco, California. The documents filed by CarLotz with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from CarLotz by requesting them by mail at 3301 W. Moore St., Richmond, Virginia 23230.

Participants in the Solicitation

Shift, CarLotz and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of CarLotz is set forth in the definitive proxy statement for CarLotz’ 2022 annual meeting of stockholders, as previously filed with the SEC on April 29, 2022 and in CarLotz’ Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 15, 2022, as supplemented by CarLotz subsequent filings with the SEC. Information about the directors and executive officers of Shift and their ownership of Shift shares is set forth in the definitive proxy statement for Shift’s 2022 annual meeting of stockholders, as previously filed with the SEC on June 26, 2022. Free copies of these documents may be obtained as described in the paragraph above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements, including those regarding the timing and consummation of the transactions described herein, involve risks and uncertainties. Shift’s and CarLotz’s experience and results may differ materially from the experience and results anticipated in such statements. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the stockholders of Shift or CarLotz for the transaction are not obtained; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of Shift or CarLotz; (5) the ability of Shift and CarLotz to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the combined companies’ ability to achieve the synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (10) legislative, regulatory and economic developments. Other factors that might cause such a difference include those discussed in Shift’s and CarLotz’s filings with the SEC, which include their Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and in the joint proxy statement/prospectus on Form S-4 to be filed in connection with the proposed transaction. For more information, see the section entitled “Risk Factors” and the forward-looking statements disclosure contained in Shift’s and CarLotz’s Annual Reports on Form 10-K and in other filings. The forward-looking statements included in this communication are made only as of the date hereof and, except as required by federal securities laws and rules and regulations of the SEC, Shift and CarLotz undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.